October 12, 2004

By Facsimile (404) 572-6999 and U.S. Mail

Gregory M. Chait, Esq.
M. Todd Wade, Esq.
Powell Goldstein Frazer & Murphy LLP
191 Peachtree Street, NE
Sixteenth Floor
Atlanta, Georgia 30303


	RE:	United Investors Income Properties
		Schedule 13E-3 filed September 28, 2004, as amended
		File No. 005-56351

		Schedule 14A Filed September 28, 2004
		File No. 000-17646


Dear Messrs. Chait and Wade:

      We note that consistent with the conversation between M.
Todd Wade and Celeste M. Murphy on Friday, September 24, 2004 regarding the Schedule 13E-3 and Schedule 14C filings of your client, U.S.
Realty Partners and the prospective filings of United Investors
Income Properties, the Schedule 13E-3 and Schedule 14A filed on behalf of United Investors Income Properties, referenced above, are substantially similar in content and form. For these reasons, in addition to the comments provided below, we refer you generally to the U.S. Realty Partners comments issued to you on October 1, 2004 to apply as our comments to these filings made by United Investors Income Properties. Please respond to the U.S. Realty Partners
October 1, 2004 comment letter, with the exception of comments 1, 3, 5, 6, 8, 13, 14, 20, 25, 30, 32, 43, and 50.

      Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 13E-3

1. Please advise us why you believe that AIMCO, AIMCO Properties, L.P., AIMCO-GP, Inc., AIMCO Operating Partnership, and Bronson
Place Associates, should not be added as filing persons on the Schedule 13E-3, as these affiliates appear to be engaged in the going
Private transaction. Otherwise, these entities should be individually included as filing persons on the Schedule 13E-3. For help in making this determination, please refer to Rules 13e-3(a)(1) and (3) of the Exchange Act, as well as Section II.D.3 of the Division`s November 2000 Current Issues Outline available on our website.
2. It appears that AIMCO, AIMCO Properties, L.P., and AIMCO-GP,
Inc. should have promptly filed an amendment to their jointly filed
Schedule 13D when the parties determined to engage in the affiliate sale, and possibly as early as when the general partner formed the intent to enter into a transaction that would take the partnership private.
See Rule 13d-2(a). Nevertheless, our records indicate that the parties filed such amendment on October 5, 2004 and before such date had not filed an amendment to the Schedule 13D since May of 2003 to reflect the results of a prior tender offer. Please advise us Why the parties failed to amend the Schedule 13D in connection with the going private transaction before the date of October 5, 2004.

Schedule 14A
General

3. On a supplemental basis, please provide us with your analysis for why AIMCO`s tender offers of May 2003 and August 2002 and the other purchases of units during the past two years, including, but not limited to the purchases described in the second quarter of 2002, and the first and fourth quarters of 2003, did not constitute the first steps in the going private transaction. Refer to Rule 13e-3(a)(3) and Question and Answer No. 4 of Exchange Act Release No. 34-17719 (April 13, 1981). In your response to us, please address your June 6, 2004 correspondence to us regarding our comment letter dated
May 23, 2003 alerting you to the fact, in comment 1, that the May 2003 tender offer may be viewed as the first step in a subsequent going private transaction.

Letter to Limited Partner

4. Expand your tax liabilities disclosure regarding both the general and limited partnership interests here and throughout your document, including, but not limited to the bullet points found later in this letter and the relevant risk factors, to quantify the resulting tax liabilities and any insufficiency resulting from the cash distribution. We note your tax discussion on page 16, but believe that this section requires further disclosure as well. In addition, revise all references to the distributions payable to limited partners, including the first page of the letter to limited partners, to disclose with equal prominence that the tax liability will or is likely to (as opposed to "may" or "could") exceed the cash received, if true. If the tax liability is unlikely to exceed the cash received, you should state so. Quantify the net distribution wherever possible to provide the most balanced disclosure of the result to limited partners and the general partner.

Special Factors

5. We note, on page 8, that after the proposed sale and the future sale of partnership`s remaining property are consummated, the partnership will dissolve pursuant to the terms of the partnership agreement and plans to file a notice with the SEC that will result in the termination of the partnership`s public filing obligations.
We further note, on page 17, that the general partner anticipates that the operating cash flow from the remaining properties will be sufficient to pay operating expense and loan payments, but there can be no assurance that the remaining properties will be operated profitably, the partnership will make any future distributions to limited partners, etc. Amend your filing to identify the properties and provide their value. Disclose the intended management and sales of the remaining properties, and the attendant costs and time frame. Further, describe how you will make future distributions from the sales of these properties. This disclosure is increasingly important in light of your proposed amendment to the partnership agreement to allow for future sales of the partnership`s property to the general partner or affiliate without limited partner consent. We believe that you should elaborate on the reason for this proposal at this time, given the existence of the remaining properties, stating whether or not the general partner or any of its affiliates intend to purchase such property.

Risks

6. Elaborate on the mitigation of the general partner`s liability for partnership liabilities resulting from the sale of the property, as described on page 16. You should itemize all recourse debts and other liabilities of the partnership to be reduced, including the amounts by which they are reduced, by the sale of the property.

Legal Proceedings

7. We note that you reference the SEC investigation relating to AIMCO in your U.S. Realty Partners filing, but not here. Please tell us why you believe that such investigation is not relevant to this filing. Assuming that you add disclosure of such investigation you should provide details, including, but not limited to the date, to your knowledge, of the commencement of the investigation and the exact AIMCO entity or entities involved in such investigation.

      As appropriate, please revise the Schedule 14A and Schedule
13E-3 in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. You should include a letter responding to each comment, noting the location of the change in the revised material. Please file your cover letter on EDGAR. If you believe a comment raised in this letter is inappropriate or feel that no change is required, indicate your position and the basis for that position in your response letter.
In the absence of such response, we assume you will comply with staff comments. We may have additional comments based upon our receipt of the revised materials and your response to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Direct questions to me at (202) 942-2903.

						Very truly yours,


						Celeste M. Murphy
						Attorney-Advisor
						Office of Mergers and
						Acquisitions